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December 4, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Select Portfolios (the "Trust")

Fidelity Consumer Staples Portfolio

Fidelity Gold Portfolio

Fidelity Materials Portfolio

Fidelity Telecommunications Portfolio (the "Funds")

File Nos. 002-69972 and 811-03114

Post-Effective Amendment No. 84

Dear Mr. Sandoe:

Dechert LLP serves as counsel to the above-referenced Funds in connection with Post-Effective Amendment No. 84 to the Trust's Registration Statement on Form N-1A (the "Amendment"), which relates to the registration of Class A, Class B, Class C, Class T and Institutional Class shares of the Fund and which accompanies this letter. In that capacity, I have reviewed a draft of the Amendment, which has been prepared and finalized by Fidelity Management & Research Company ("FMR"), the Funds' investment adviser. FMR has represented to me that no material changes have been made to the Amendment between the version reviewed by me and the version being filed electronically.

Pursuant to paragraph (b)(4) of Rule 485, I represent that, to my knowledge, based upon my review of a draft of the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Megan C. Johnson

Megan C. Johnson

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